UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011

On August 5, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2011. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 5, 2011, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2012. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three months ended June 30, 2011 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: August 5, 2011

Financial Results Release	August 5, 2011
For the Three Months Ended June 30, 2011	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department / TEL (03) 5205-5581

Scheduled date of filing quarterly securities report: August 5, 2011

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2011 (April 1, 2011 – June 30, 2011)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2011	2,537,352	1.5%	349,275	2.8%	351,828	3.0%	153,070	(1.8)%
Three months ended June 30, 2010	2,498,913	(0.2)%	339,654	4.3%	341,613	4.8%	155,938	11.7%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2011	115.69	(yen)	—	(yen)
Three months ended June 30, 2010	117.85	(yen)	—	(yen)

Notes:	Comprehensive income (loss) attributable to NTT:	For the three months ended June 30, 2011:	168,002 million yen 12.9%
		For the three months ended June 30, 2010:	148,791 million yen (10.0)%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2011	19,385,357	10,187,646	8,109,457	41.8%	6,128.98	(yen)
March 31, 2011	19,665,596	10,080,932	8,020,734	40.8%	6,061.92	(yen)

2. Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2011	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2012	—	—		—	—		—
Year Ending March 31, 2012 (Forecasts)	—	70.00	(yen)	—	70.00	(yen)	140.00	(yen)

Note: Change in forecasts of dividends during the three months ended June 30: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Six months Ending September 30, 2011	—	—	—	—	—	—	—	—	—	—
Year Ending March 31, 2012	10,540,000	2.3%	1,240,000	2.1%	1,230,000	4.6%	540,000	6.0%	433.84	(yen	)

Notes:

1.	Percentages above represent changes from the previous period.
2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2012 during the three months ended June 30, 2011: None

4.	Others

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2011, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note: This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None

(For further details, please see “Others” on page 9.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

June 30, 2011 : 1,448,659,067 shares

March 31, 2011 : 1,448,659,067 shares

2. Number of treasury stock:

June 30, 2011 : 125,525,880 shares

March 31, 2011 : 125,524,000 shares

3. Weighted average number of shares outstanding:

For the three months ended June 30, 2011 : 1,323,134,547 shares

For the three months ended June 30, 2010 : 1,323,195,454 shares

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had been finished.

* Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2012, please refer to pages 8 and 20.

1.    Qualitative Information

(1)  Qualitative Information Relating to Consolidated Business Results

    Consolidated results

1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2011 (April 1, 2010 – June 30, 2010)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)	Change	Percent Change
Operating revenues	2,498.9	2,537.4	38.4	1.5%
Operating expenses	2,159.3	2,188.1	28.8	1.3%
Operating income	339.7	349.3	9.6	2.8%
Income before income taxes	341.6	351.8	10.2	3.0%
Income attributable to NTT	155.9	153.1	(2.9)	(1.8)%

During the three months ended June 30, 2011, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy, adopted in May 2008, entitled “Road to Service Creation Business Group.”

As a result of diligent efforts to rapidly restore the communications facilities damaged by the Great East Japan Earthquake of March 2011, all exchange offices and base stations were restored by the end of May, except for certain areas where restoration was difficult, such as areas surrounding the Fukushima Daiichi Nuclear Power Plant.

•	Broadband Services

In the fixed communications field, NTT Group continued its efforts to enhance “FLET’S Hikari” service and to improve its customer support services. NTT Group launched in eastern Japan the two-tier fixed rate service “FLET’S Hikari Light,” a user-friendly service for customers who have little or no experience using the Internet, at low and affordable rates, in order to expand the range of “FLET’S Hikari” users.

In the mobile communications field, NTT Group improved its services and enhanced its handset lineup with the launch of 16 mobile phone models, including smartphones such as the “GALAXYS II.” NTT Group also released the “L-09C” mobile Wi-Fi router(1), which is compatible with the “Xi” services launched in Tokyo, Nagoya, and Osaka in December 2010. NTT Group also took measures in preparation for the expansion of “Xi” services to six major urban areas nationwide.

•	Upper Layer Services • Solutions Business

NTT Group expanded the content of its video services and e-learning services and sought to promote capital alliances with business partners through investments by NTT Investment Partners Fund, L.P., a venture fund. With respect to cloud computing services, NTT Group launched services that customers are able to enjoy regardless of whether the customer is using a smartphone, PC or other device. These services include “Mobile Groupware,” which provides WEB mail, scheduling and other functions, and “FAN+ (fan plus),” a service that distributes various digital content, combining texts, pictures, videos and music. In addition, in order to introduce cloud computing services to corporate customers, NTT Group began providing “Arcstar Universal One,” a VPN(2) service with four different plans depending on reliability and cost, that links cloud computing data centers to customer business sites and offers redundant access lines as standard equipment.

•	Global Businesses

NTT Group acquired overseas businesses with the objectives of expanding its service lineup and securing business know-how and personnel with expertise. NTT Group also established a committee consisting of group companies, including overseas subsidiaries, to address issues such as NTT Group’s global strategies and human resources. In addition, NTT Corporation established the Global Business Office to perform overall coordination of the entire NTT Group’s efforts and reinforced its global strategy implementation structures.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three months ended June 30, 2011 were ¥2,537.4 billion (an increase of 1.5% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,188.1 billion (an increase of 1.3% from the same period of the previous fiscal year), consolidated operating income was ¥349.3 billion (an increase of 2.8% from the same period of the previous fiscal year), consolidated net income before income taxes was ¥351.8 billion (an increase of 3.0% from the same period of the previous fiscal year), and net income attributable to NTT was ¥153.1 billion (a decrease of 1.8% from the same period of the previous fiscal year).

Note: The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(1)	A device that connects terminals compatible with Wi-Fi (the interconnectivity authentication between wireless LAN devices) with fixed broadband services and mobile networks.
(2)	Virtual Private Network. A communication service that creates a virtual private network for exclusive use by specified parties that third parties cannot access.

‚    Segment results

Results by business segment are as follows.

•	Regional telecommunications business segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2011 (April 1, 2010 – June 30, 2010)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)	Change	Percent Change
Operating revenues	957.1	924.6	(32.5)	(3.4)%
Operating expenses	915.6	899.9	(15.6)	(1.7)%
Operating income	41.5	24.6	(16.9)	(40.7)%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2012 were ¥924.6 billion (a decrease of 3.4% from the same period of the previous fiscal year). Despite an increase in IP-related revenues due to an increase in FLET’S Hikari subscriptions, fixed voice-related services revenue decreased due to the decline in fixed-line telephone subscriptions and a decrease in solutions business revenues. Consolidated operating expenses for the first quarter fell to ¥899.9 billion (a decrease of 1.7% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees and other factors, including a decrease in depreciation and amortization. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2012 was ¥24.6 billion (a decrease of 40.7% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2011	As of June 30, 2011	Change	Percent Change
FLET’S Hikari(1)	15,059	15,595	536	3.6%
NTT East	8,511	8,832	321	3.8%
NTT West	6,547	6,762	215	3.3%
Hikari Denwa(2)	12,113	12,565	453	3.7%
NTT East	6,446	6,692	246	3.8%
NTT West	5,667	5,874	207	3.7%

Notes:

(1)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.
(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long-distance and international communications business segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2011 (April 1, 2010 – June 30, 2010)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)	Change	Percent Change
Operating revenues	302.7	405.4	102.7	33.9%
Operating expenses	281.5	374.4	92.9	33.0%
Operating income	21.2	31.0	9.8	46.5%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2012 were ¥405.4 billion (an increase of 33.9% from the same period of the previous fiscal year). Although fixed-voice related service revenues declined, IP-related revenues increased and operating revenues increased due to the increase in the number of consolidated subsidiaries, including the addition of Dimension Data Holdings plc. Consolidated operating expenses for the first quarter increased to ¥374.4 billion (an increase of 33.0% from the same period of the previous fiscal year) due to, among other things, increased expenses attributable to the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2012 was ¥31.0 billion (an increase of 46.5% from the same period of the previous fiscal year).

•	Mobile communications business segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2011 (April 1, 2010 – June 30, 2010)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)	Change	Percent Change
Operating revenues	1,089.2	1,047.3	(42.0)	(3.9)%
Operating expenses	850.2	780.7	(69.5)	(8.2)%
Operating income	239.1	266.6	27.5	11.5%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2012 were ¥1,047.3 billion (a decrease of 3.9% from the same period of the previous fiscal year) despite the increase in packet communication revenues from the expansion of smartphone users and other factors. This decrease was the result of, among other things, a decrease in voice related revenues attributable to the increased penetration of the Value Plan and a decrease in revenues from the sale of mobile handset devices resulting from the decrease in the wholesale unit price of mobile handset devices. Consolidated operating expenses for the first quarter decreased to ¥780.7 billion (a decrease of 8.2% from the same period of the previous fiscal year) as a result of, among other things, lower revenue-linked expenses and a decrease in network-related expenses. As a result, consolidated operating income for the first quarter was ¥266.6 billion (an increase of 11.5% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2011	As of June 30, 2012	Change	Percent Change
Mobile phone services	58,010	58,415	405	0.7%
FOMA services	56,746	57,324	578	1.0%
Xi services	26	121	96	374.6%
i-mode services / sp-mode service	49,061	50,746	1,686	3.4%

Notes:

(1)	The numbers for mobile phone service subscriptions, FOMA service subscriptions, and Xi service subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, FOMA service subscriptions became mandatory for subscriptions to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the above numbers of mobile phone service subscriptions and FOMA service subscriptions.

•	Data communications business segment

1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2011 (April 1, 2010 – June 30, 2010)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)	Change	Percent Change
Operating revenues	264.4	271.1	6.7	2.5%
Operating expenses	250.3	257.2	6.9	2.7%
Operating income	14.1	13.9	(0.2)	(1.3)%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2012 were ¥271.1 billion (an increase of 2.5% from the same period of the previous fiscal year) due to, among other things, increased revenues resulting from the increase in the number of consolidated subsidiaries. Consolidated operating expenses for the first quarter rose to ¥257.2 billion (an increase of 2.7% from the same period of the previous fiscal year) due to, among other things, an increase in expenses attributable to the increase in the number of consolidated subsidiaries and an increase in selling, general and administrative expenses. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2012 was ¥13.9 billion (a decrease of 1.3% from the same period the previous fiscal year).

•	Other segments

1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2011 (April 1, 2010 – June 30, 2010)	1st Quarter, Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)	Change	Percent Change
Operating revenues	247.3	231.7	(15.7)	(6.3)%
Operating expenses	236.7	222.5	(14.2)	(6.0)%
Operating income	10.6	9.2	(1.5)	(13.9)%

Consolidated operating revenues for the first quarter of the fiscal year ending March 31, 2012 fell to ¥231.7 billion (a decrease of 6.3% from the same period of the previous fiscal year) as a result of, among other things, sluggish sales in the financing, real estate, construction and electricity, systems development and advanced technology development business segments. Consolidated operating expenses fell to ¥222.5 billion (a decrease of 6.0% from the same period of the previous fiscal year) due to, among other things, lower revenue-linked expenses. As a result, consolidated operating income for the first quarter of the fiscal year ending March 31, 2012 was ¥9.2 billion (a decrease of 13.9% from the same period of the previous fiscal year).

(2)  Qualitative Information Relating to Consolidated Financial Standing

Consolidated cash flows from operating activities in the first quarter of the fiscal year ending March 31, 2012 were ¥499.9 billion (a decrease of ¥13.7 billion (2.7%) compared to the same period of the previous fiscal year). This decrease in cash flows was due to, among other factors, an increase in payments of accounts payable despite a decrease in payments for income tax expenses.

Consolidated cash flows from investing activities showed outlays of ¥683.6 billion (an increase of ¥330.7 billion (93.7%) compared to the same period of the previous fiscal year). This increase was due to, among other factors, an increase in short-term investments with cash management activities relating to short-term investments exceeding three months in duration.

Consolidated cash flows from financing activities amounted to cash outlays of ¥60.3 billion (a decrease of ¥10.5 billion (14.8%) compared to the same period of the previous fiscal year). This decrease was due to, among other factors, an increase in long-term debt, while short-term debt decreased.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2011 were ¥1,193.0 billion, a decrease of ¥242.2 billion (16.9%) from the end of the previous fiscal year.

	(Billions of yen)
	1st Quarter, Consolidated Fiscal Year Ended March 31, 2011 (April 1, 2010 – June 30, 2010)	1st Quarter Consolidated Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)	Change	Percent Change
Cash flows from operating activities	513.6	499.9	(13.7)	(2.7)%
Cash flows from investing activities	(352.9)	(683.6)	(330.7)	(93.7)%
Cash flows from financing activities	(70.8)	(60.3)	10.5	14.8%

(3)  Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the period under review announced on May 13, 2011. NTT manages its business results on an annual basis, and does not prepare consolidated results forecasts for the six months ending September 30, 2011. For the assumptions used in the consolidated results forecasts and other related matters, please see page 20.

2.  OTHERS

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2011, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

3.  CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2011	June 30, 2011	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,435,158	¥1,192,984	¥(242,174)
Short-term investments	167,175	335,472	168,297
Notes and accounts receivable, trade	2,072,011	1,788,882	(283,129)
Allowance for doubtful accounts	(45,907)	(44,598)	1,309
Accounts receivable, other	265,668	270,058	4,390
Inventories	314,983	357,990	43,007
Prepaid expenses and other current assets	316,328	418,781	102,453
Deferred income taxes	244,881	236,506	(8,375)

Total current assets	4,770,297	4,556,075	(214,222)

Property, plant and equipment:
Telecommunications equipment	14,606,718	14,576,489	(30,229)
Telecommunications service lines	14,527,349	14,586,760	59,411
Buildings and structures	5,855,282	5,861,288	6,006
Machinery, vessels and tools	1,806,355	1,810,070	3,715
Land	1,133,675	1,145,165	11,490
Construction in progress	312,480	310,919	(1,561)

	38,241,859	38,290,691	48,832
Accumulated depreciation	(28,341,219)	(28,484,516)	(143,297)

Net property, plant and equipment	9,900,640	9,806,175	(94,465)

Investments and other assets:
Investments in affiliated companies	581,073	595,109	14,036
Marketable securities and other investments	276,178	282,706	6,528
Goodwill	747,526	787,303	39,777
Software	1,330,085	1,318,932	(11,153)
Other intangibles	287,400	284,848	(2,552)
Other assets	885,444	879,109	(6,335)
Deferred income taxes	886,953	875,100	(11,853)

Total investments and other assets	4,994,659	5,023,107	28,448

Total assets	¥19,665,596	¥19,385,357	¥(280,239)

	Millions of yen
	March 31, 2011	June 30, 2011	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥341,567	¥153,444	¥(188,123)
Current portion of long-term debt	698,476	626,459	(72,017)
Accounts payable, trade	1,379,279	1,034,226	(345,053)
Accrued payroll	475,226	362,930	(112,296)
Accrued interest	12,189	8,844	(3,345)
Accrued taxes on income	208,363	113,024	(95,339)
Accrued consumption tax	37,835	55,241	17,406
Advances received	206,572	222,971	16,399
Deposit received	81,997	151,947	69,950
Other	247,568	239,388	(8,180)

	3,689,072	2,968,474	(720,598)

Long-term liabilities:
Long-term debt	3,494,198	3,835,661	341,463
Obligations under capital leases	34,818	33,714	(1,104)
Liability for employees’ retirement benefits	1,535,964	1,544,504	8,540
Other	830,612	815,358	(15,254)

Total long-term liabilities	5,895,592	6,229,237	333,645

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,834,029	2,834,144	115
Retained earnings	5,155,596	5,229,276	73,680
Accumulated other comprehensive income (loss)	(303,708)	(288,776)	14,932
Treasury stock, at cost	(603,133)	(603,137)	(4)

Total NTT shareholders’ equity	8,020,734	8,109,457	88,723

Noncontrolling interests	2,060,198	2,078,189	17,991

Total equity	10,080,932	10,187,646	106,714

Total liabilities and equity	¥19,665,596	¥19,385,357	¥(280,239)

(2) Consolidated Statements of Income

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2010	2011	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥554,342	¥501,185	¥(53,157)
Mobile voice related services	517,805	482,142	(35,663)
IP / packet communications services	815,693	873,416	57,723
Sale of telecommunication equipment	166,140	129,012	(37,128)
System integration	274,831	389,791	114,960
Other	170,102	161,806	(8,296)

	2,498,913	2,537,352	38,439

Operating expenses:
Cost of services (exclusive of items shown separately below)	579,011	577,881	(1,130)
Cost of equipment sold (exclusive of items shown separately below)	206,537	168,588	(37,949)
Cost of system integration (exclusive of items shown separately below)	170,598	259,055	88,457
Depreciation and amortization	482,152	461,767	(20,385)
Impairment loss	246	89	(157)
Selling, general and administrative expenses	720,715	720,697	(18)

	2,159,259	2,188,077	28,818

Operating income (loss)	339,654	349,275	9,621

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,657)	(14,155)	(498)
Interest income	5,636	5,176	(460)
Other, net	9,980	11,532	1,552

	1,959	2,553	594

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	341,613	351,828	10,215

Income tax expense (benefit):
Current	127,507	124,154	(3,353)
Deferred	6,088	17,348	11,260

	133,595	141,502	7,907

Income (loss) before equity in earnings (losses) of affiliated companies	208,018	210,326	2,308

Equity in earnings (losses) of affiliated companies	700	(79)	(779)

Net income (loss)	208,718	210,247	1,529

Less – Net income attributable to noncontrolling interests	(52,780)	(57,177)	(4,397)

Net income (loss) attributable to NTT	¥155,938	¥153,070	¥(2,868)

Summary of total comprehensive income (loss):
Net income (loss)	¥208,718	¥210,247	¥1,529
Other comprehensive income (loss)	(8,292)	16,309	24,601
Comprehensive income (loss)	200,426	226,556	26,130
Less – Comprehensive income attributable to noncontrolling interests	(51,635)	(58,554)	(6,919)

Comprehensive income (loss) attributable to NTT	¥148,791	¥168,002	¥19,211

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,195,454	1,323,134,547
Net income (loss) attributable to NTT	¥117.85	¥115.69

(3) Consolidated Statements of Cash Flows

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥208,718	¥210,247	¥1,529
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	482,152	461,767	(20,385)
Impairment loss	246	89	(157)
Deferred taxes	6,088	17,348	11,260
Loss on disposal of property, plant and equipment	15,599	16,573	974
Equity in (earnings) losses of affiliated companies	(700)	79	779
(Increase) decrease in notes and accounts receivable, trade	244,511	301,885	57,374
(Increase) decrease in inventories	(30,195)	(41,463)	(11,268)
(Increase) decrease in other current assets	(91,367)	(102,204)	(10,837)
Increase (decrease) in accounts payable, trade and accrued payroll	(251,137)	(349,480)	(98,343)
Increase (decrease) in accrued consumption tax	16,077	16,459	382
Increase (decrease) in accrued interest	(1,404)	(1,892)	(488)
Increase (decrease) in advances received	28,928	14,082	(14,846)
Increase (decrease) in accrued taxes on income	(154,332)	(96,150)	58,182
Increase (decrease) in other current liabilities	69,729	59,355	(10,374)
Increase (decrease) in liability for employees’ retirement benefits	8,310	9,300	990
Increase (decrease) in other long-term liabilities	27,020	(15,847)	(42,867)
Other	(64,633)	(272)	64,361

Net cash provided by (used in) operating activities	¥513,610	¥499,876	¥(13,734)

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(395,030)	¥(373,857)	¥21,173
Payments for intangibles	(126,117)	(118,667)	7,450
Proceeds from sale of property, plant and equipment	5,523	2,253	(3,270)
Payments for purchase of non-current investments	(11,312)	(16,102)	(4,790)
Proceeds from sale and redemption of non-current investments	9,757	2,801	(6,956)
Acquisitions of subsidiaries, net of cash acquired	(3,606)	(28,736)	(25,130)
Payments for purchase of short-term investments	(167,609)	(316,598)	(148,989)
Proceeds from redemption of short-term investments	326,478	148,424	(178,054)
Other	9,042	16,880	7,838

Net cash provided by (used in) investing activities	(352,874)	(683,602)	(330,728)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	159,710	417,554	257,844
Payments for settlement of long-term debt	(105,680)	(169,271)	(63,591)
Proceeds from issuance of short-term debt	768,104	310,522	(457,582)
Payments for settlement of short-term debt	(769,365)	(499,751)	269,614
Dividends paid	(79,392)	(79,388)	4
Proceeds from sale of (payments for acquisition of) treasury stock, net	(7)	(7)	—
Acquisition of treasury stock by subsidiary	—	(777)	(777)
Other	(44,140)	(39,196)	4,944

Net cash provided by (used in) financing activities	(70,770)	(60,314)	10,456

Effect of exchange rate changes on cash and cash equivalents	199	1,866	1,667

Net increase (decrease) in cash and cash equivalents	90,165	(242,174)	(332,339)
Cash and cash equivalents at beginning of period	911,062	1,435,158	524,096

Cash and cash equivalents at end of period	¥1,001,227	¥1,192,984	¥191,757

Cash paid during the period for:
Interest	¥15,059	¥17,500	¥2,441
Income taxes, net	¥277,642	¥229,226	¥(48,416)

(4) Going Concern Assumption

None

(5) Business Segments

THREE-MONTH PERIOD ENDED JUNE 30

1. Sales and operating revenues

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)
Regional communications business
Customers	836,767	813,285	(23,482)
Intersegment	120,337	111,293	(9,044)

Total	957,104	924,578	(32,526)

Long-distance and international communications business
Customers	278,137	379,166	101,029
Intersegment	24,589	26,272	1,683

Total	302,726	405,438	102,712

Mobile communications business
Customers	1,077,556	1,040,099	(37,457)
Intersegment	11,688	7,190	(4,498)

Total	1,089,244	1,047,289	(41,955)

Data communications business
Customers	233,327	240,572	7,245
Intersegment	31,046	30,496	(550)

Total	264,373	271,068	6,695

Other
Customers	73,126	64,230	(8,896)
Intersegment	174,208	167,448	(6,760)

Total	247,334	231,678	(15,656)

Elimination	(361,868)	(342,699)	19,169

Consolidated total	2,498,913	2,537,352	38,439

2. Segment profit

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)
Segment profit
Regional communications business	41,531	24,640	(16,891)
Long-distance and international communications business	21,183	31,025	9,842
Mobile communications business	239,069	266,601	27,532
Data communications business	14,100	13,913	(187)
Other	10,642	9,159	(1,483)

Total	326,525	345,338	18,813

Elimination	13,129	3,937	(9,192)

Consolidated total	339,654	349,275	9,621

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 23, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,388 million
Cash dividends per share	¥60
Date of record	March 31, 2011
Date of payment	June 24, 2011

Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

Based on a resolution of the Board of Directors’ meeting on May 13, 2011, NTT repurchased 57,513,600 shares of treasury stock (common stock) at ¥223,440,336,000 on July 5, 2011 using the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3).

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2011	June 30, 2011
ASSETS
Current assets:
Cash and bank deposits	13,642	141,000
Accounts receivable, trade	1,284	99
Supplies	245	284
Subsidiary deposits	91,950	294,770
Other	394,972	385,402

Total current assets	502,096	821,557

Fixed assets:
Property, plant and equipment	179,759	176,238
Intangible fixed assets	49,055	45,508
Investments and other assets
Investments in subsidiaries and affiliated companies	5,072,805	5,072,805
Long-term loans receivable to subsidiaries	1,727,465	1,774,957
Other	39,047	39,268

Total investments and other assets	6,839,318	6,887,031

Total fixed assets	7,068,132	7,108,778

TOTAL ASSETS	7,570,228	7,930,335

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2011	June 30, 2011
LIABILITIES
Current liabilities:
Accounts payable, trade	264	101
Current portion of corporate bonds	227,924	181,692
Current portion of long-term borrowings	74,240	74,240
Accrued taxes on income	210	126
Deposit received from subsidiaries	61,862	56,183
Other	39,871	36,921

Total current liabilities	404,373	349,264

Long-term liabilities:
Corporate bonds	1,183,193	1,261,473
Long-term borrowings	953,530	1,192,730
Liability for employees’ retirement benefits	29,584	29,827
Asset retirement obligations	1,162	1,168
Other	1,406	1,409

Total long-term liabilities	2,168,877	2,486,608

TOTAL LIABILITIES	2,573,251	2,835,873

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,987,997	2,085,421
Treasury stock	(603,132)	(603,137)

Total shareholders’ equity	4,995,640	5,093,059

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,336	1,402
Deferred gains or losses on hedges	—	0

Total unrealized gains (losses), translation adjustments, and others	1,336	1,402

TOTAL NET ASSETS	4,996,977	5,094,462

TOTAL LIABILITIES AND NET ASSETS	7,570,228	7,930,335

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2010	2011
Operating revenues	193,140	211,941
Operating expenses	34,553	34,283

Operating income	158,586	177,657

Non-operating revenues:
Interest income	7,661	6,931
Lease and rental income	2,981	3,105
Miscellaneous income	1,140	362

Total non-operating revenues	11,782	10,399

Non-operating expenses:
Interest expenses	2,658	3,411
Corporate bond interest expenses	5,745	5,087
Miscellaneous expenses	1,511	1,837

Total non-operating expenses	9,914	10,335

Recurring profit	160,455	177,720

Special losses	757	—

Income before income taxes	159,697	177,720

Income taxes	1,582	906

Net income	158,115	176,814

(Reference) Major components of operating revenues
Dividends received	155,125	174,794
Revenues from group management	4,787	4,787
Revenues from basic R&D	30,999	30,249

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

August 5, 2011

NTT’s Shares and Shareholders (as of June 30, 2011)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	309	78	7,832	1,109	964	932,984	943,279	—
Total Shares (Units)	5,305,675	1,975,219	69,684	173,353	3,445,438	7,913	3,491,441	14,468,723	1,786,767
%	36.67	13.65	0.48	1.20	23.81	0.05	24.13	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,255,261 units of treasury stock, and “Shares Representing Less Than One Unit” includes 80 shares of treasury stock. 125,526,180 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of June 30, 2011 was 125,525,880.
(2)	“Other Domestic Corporations” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 228,424.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	418	188	922	1,058	25,679	60,437	854,577	943,279	—
%	0.04	0.02	0.10	0.11	2.72	6.41	90.60	100.00	—
Total Shares (Units)	12,002,014	132,732	187,746	68,300	393,269	366,452	1,318,210	14,468,723	1,786,767
%	82.95	0.92	1.30	0.47	2.72	2.53	9.11	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,255,261 units of treasury stock, and “Shares Representing Less Than One Unit” includes 80 shares of treasury stock.
(2)	“At Least 100 Units” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	530,567	36.62
Japan Trustee Services Bank, Ltd. (Trust Account)	51,235	3.54
The Master Trust Bank of Japan, Ltd. (Trust Account)	34,441	2.38
Moxley and Company	29,476	2.03
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	18,634	1.29
SSBT OD05 Omnibus Account – Treaty Clients	15,545	1.07
Japan Trustee Services Bank, Ltd. (Trust Account 9)	15,038	1.04
NTT Employee Share-Holding Association	11,319	0.78
State Street Bank and Trust Company 505224	10,720	0.74
State Street Bank and Trust Company 505225	9,772	0.67

Total	726,752	58.83

Note: The Company’s holdings of treasury stock (125,525,880 shares) are not included in the above table.

Financial Results for the Three Months Ended June 30, 2011

August 5, 2011

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

—1 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2011/1Q Highlights

Operating Revenues increased by 38.4 billion yen from FY2010/1Q. Operating Income increased by 9.6 billion yen from FY2010/1Q.

Operating Revenues and Operating Income progressed in line with the Forecasts.

(Billions of yen)

FY2011/1Q

FY2010/1Q

FY2011 Forecasts

% progress compared to FY2011 Forecasts

Change year-on-year

[%]

Change year-on-year

Operating

Revenues 2,537.4 +38.4 +1.5% 2,498.9 10,540.0 +235.0 24.1%

Operating

Expenses 2,188.1 +28.8 +1.3% 2,159.3 9,300.0 +209.9 23.5%

Operating

Income 349.3 +9.6 +2.8% 339.7 1,240.0 +25.1 28.2%

Net Income 153.1 (2.9) (1.8)% 155.9 540.0 +30.4 28.3%

* Net income represents net income attributable to NTT, excluding noncontrolling interests.

— 2 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2011/1Q Contributing Factors by Segment

NTT

- Regional communications business: Decrease in Operating Revenues and Operating Income due to a fall in voice transmission services revenues and other factors.
- Long distance and international communications business: Increase in Operating Revenues and Operating Income due to the acquisition of Dimension Data.
- Mobile communications business: Decrease in Operating Revenues due to a decrease in equipment sales revenues, but increase in Operating Income due to a decrease in expenses for purchase of goods and services and other expenses.
- Data communications business: Increase in Operating Revenues due to the increase in the number of consolidated subsidiaries, but decrease in Operating Income due to the effect of an increase in selling, general and administrative expenses .


Operating Revenues
[year-on-year : +38.4]
(Billions of yen)
2,498.9
FY2010/1Q
(32.5)
Regional communications business
+102.7
Long distance and international communications business
(42.0)
Mobile communications business
Data communications business
+6.7
Other
(15.7)
Elimination of intersegment/Others
+19.2
2,537.4
FY2011/1Q


Operating Expenses
[year-on-year : +28.8]
2,159.3
FY2010/1Q
(15.6)
Regional communications business
+92.9
Long distance and international communications business
(69.5)
Mobile communications business
Data communications business
+6.9
Other
(14.2)
Elimination of intersegment/Others
+28.4
2,188.1
FY2011/1Q

Operating Income [year-on-year : +9.6]

FY2010/1Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2011/1Q
339.7	(16.9)	+9.8	+27.5	(0.2)	(1.5)	(9.2)	349.3

—3—
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

- Operating Revenues decreased by 16.1 billion yen compared to FY2010/1Q due to a decrease in voice transmission services revenues.
- Operating Income decreased by 4.6 billion yen compared to FY2010/1Q, despite a decrease in expenses for purchase of goods and services and other expenses.


FY2011/1Q
FY2011E
(Billions of yen)
Operating Revenues
470.2
(16.1)
(3.4)%
Voice Transmission Services (21.7)
IP Services +12.6
Others (7.0)
Progress 23.9%
454.1
FY2010/1Q
FY2011/1Q
1,957.1
(57.1)
(2.9)%
Voice Transmission Services (92.2)
IP Services +76.5
Others (41.3)
1,900.0
FY2010
FY2011E
Operating Expenses
446.4
(11.4)
(2.6)%
Personnel expenses (1.4)
Expenses for purchase of goods and services and other expenses (6.9)
Depreciation expenses and loss on disposal of assets (3.1)
Progress 23.8%
434.9
FY2010/1Q
FY2011/1Q
1,879.9
(49.9)
(2.7)%
Personnel expenses (3.7)
Expenses for purchase of goods and services and other expenses (37.6)
Depreciation expenses and loss on disposal of assets (8.5)
1,830.0
FY2010
FY2011E
Operating Income
23.8
(4.6)
(19.5)%
Progress 27.4%
19.2
77.1
(7.1)
(9.3)%
70.0

—4—
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Operating Revenues decreased by 14.7 billion yen compared to FY2010/1Q due to a decrease in voice transmission services revenues.

Operating Income decreased by 4.0 billion yen compared to FY2010/1Q, despite a decrease in expenses for purchase of goods and services and other expenses.

FY2011/1Q FY2011E

Operating Revenues

(14.7)

(3.4)%

428.6

Voice Transmission Services IP Services Others

(20.6) +13.0 (7.1)

Progress 24.3%

413.9

FY2010/1Q FY2011/1Q

(54.0)

(3.1)%

1,758.0

Voice Transmission Services IP Services Others

(77.0) +58.9 (35.8)

(Billions of yen)

1,704.0

FY2010 FY2011E

Operating Expenses

(10.6)

(2.6)%

411.4

Personnel expenses

Expenses for purchase of goods and services and other expenses Depreciation expenses and loss on disposal of assets

(0.5) (7.4) (2.7)

Progress 24.3%

400.8

FY2010/1Q FY2011/1Q

(59.4)

(3.5)%

1,708.4

Personnel expenses (1.7)

Expenses for purchase of goods and

services and other expenses (48.2)

Depreciation expenses and loss

on disposal of assets (9.4)

1,649.0

FY2010 FY2011E

Operating Income

17.1

(4.0)

(23.8)%

Progress 23.8%

13.0

49.6

+5.3

+10.8%

55.0

— 5 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

NTT

- Operating Revenues decreased by 10.5 billion yen compared to FY2010/1Q due to a decrease in voice transmission services revenues.
- Operating Income increased by 5.7 billion yen compared to FY2010/1Q due to a decrease in expenses for purchase of goods and services and other expenses.



FY2011/1Q
FY2011E
(Billions of yen)
Operating Revenues
252.1
(10.5)
(4.2)%
Progress 23.8%
241.5
Voice Transmission Service (7.0)
IP Services (2.7)
Others (0.8)
FY2010/1Q
FY2011/1Q
1,033.4
(20.4)
(2.0)%
Voice Transmission Services (31.3)
IP Services +1.2
Others +9.7
1,013.0
FY2010
FY2011E
Operating Expenses
230.8
(16.2)
(7.1)%
Progress 23.2%
214.5
Personnel expenses (0.4)
Expenses for purchase of goods and services and other expenses (11.6)
Depreciation expenses and loss on disposal of assets (4.1)
FY2010/1Q
FY2011/1Q
940.1
(14.1)
(1.5)%
926.0
Personnel expenses (0.3)
Expenses for purchase of goods and services and other expenses (7.7)
Depreciation expenses and loss on disposal of assets (6.0)
FY2010
FY2011E
Operating Income
21.3
+5.7
+26.7%
Progress 31.1%
27.0
93.2
(6.2)
(6.7)%
87.0

−6−

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating Revenues increased by 8.7 billion yen compared to FY2010/1Q due to the increase in the number of consolidated subsidiaries, but Operating Income decreased by 1.3 billion yen compared to FY2010/1Q due to an increase in selling, general and administrative expenses.

FY2011/1Q

FY2011E

Operating Revenues

+8.7

+3.4%

261.5

Progress

22.5%

270.2

FY2010/1Q FY2011/1Q

+38.0

+3.3%

1,161.9

(Billions of yen)

1,200.0

FY2010 FY2011E

248.6

+10.1

+4.1%

Progress

23.1%

258.7

FY2010/1Q FY2011/1Q

+36.3

+3.4%

1,083.6

1,120.0

FY2010 FY2011E

Operating Income

12.8

(1.3)

(10.4)%

Progress

14.4%

11.5

78.3

+1.6

+2.2%

80.0

— 7 —Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Although Operating Revenues decreased by 42.0 billion yen due to a decrease in equipment sales revenues, Operating Income increased by 27.2 billion yen compared to FY2010/1Q due to a decrease in expenses for purchase of goods and services and other expenses.

FY2011/1Q FY2011E

Operating Revenues

(42.0)

(3.9%)

1,089.2

Progress 24.8%

1,047.3

FY2010/1Q FY2011/1Q

+5.7

+0.1%

4,224.3

(Billions of yen)

4,230.0

Operating Expenses

(69.2)

(8.1%)

848.7

Progress

23.1%

779.6

FY2010/1Q FY2011/1Q

+0.5

+0.0%

3,379.5

3,380.0

FY2010 FY2011E

Operating Income

240.5

+27.2

+11.3%

Progress 31.5%

267.7

844.7

+5.3

+0.6%

850.0

— 8 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

FY2010/1Q

(Billions of yen)

+7.3

+16.6

315.8

NTT (Holding Company): 3.4

NTT URBAN DEVELOPMENT (Consolidated): 6.9

NTT COMWARE: 1.0

NTT FINANCE (Consolidated): 3.1

Outsourcing companies (East): 3.0

Outsourcing companies (West): (1.3)

Other companies: 0.3

Pension (actuarial difference, etc.): +2.3

Depreciation of engineering facilities: (9.4)

Adjustments between operating and non-operating items, including eliminations, etc.

339.7

FY2011/1Q

338.6

+17.1

(6.4)

NTT (Holding Company): 2.8

NTT URBAN DEVELOPMENT (Consolidated): 6.1

NTT COMWARE: (0.5)

NTT FINANCE (Consolidated): 3.7

Outsourcing companies (East): 1.0

Outsourcing companies (West): (2.7)

Other companies: 6.6

Pension (actuarial difference, etc): (1.3)

Depreciation of engineering facilities: (8.1)

Adjustments between operating and non-operating items, including eliminations, etc.

349.3

Sum of operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and U.S. GAAP adjustments

Consolidated operating income

(U.S. GAAP)

— 9 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities: decreased year-on-year by 13.7 billion yen (2.7%)

Increase in payments of accounts payable, trade (98.3 billion yen)

Decrease in payments of corporate taxes on income (58.2 billion yen ) Cash flows from investing activities: decreased year-on-year by 330.7 billion yen (93.7%)

Increase in short-term investments for use of funds (327.1 billion yen) Cash flows from financing activities: increased year-on-year by 10.5 billion yen (14.8%)

Increase in long-term debt (194.3 billion yen)

Decrease in short-term debt (187.9 billion yen)

(Billions of yen)

Cash flows from operating activities (A)

Cash flows from investing activities (B)

(A) + (B)

Cash flows from financing activities

1,000

500

0

(500)

(1,000)

513.6 499.9

160.7

(352.9)

(683.6)

(183.7)

(70.8) (60.3)

FY2010/1Q FY2011/1Q

— 10 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Profitability of FTTH Services

- Plan to achieve profitability from FTTH services (FLET'S Hikari + Hikari Denwa) on a single-year basis in the fiscal year ending March 31, 2012.
- NTT East achieved profitability in the fiscal year ended March 31, 2011.


Fiscal year ended/ing March 31
2008
2009
2010
2011
2012E
FLET'S Hikari
Hikari Denwa
100.0 billion yen
200.0 billion yen
(192.4)
(126.4)
(27.8)
(154.2)
(82.9)
(6.0)
(88.9)
13.6
(31.1)
(17.4)
Improved by 65.3 billion yen
Improved by 71.5 billion yen
Achieve profitability

(Note)
FLET'S Hikari:
2008/3, 2009/3: figures of designated telecommunications services (excluding voice transmission services) except specified telecommunications services
2010/3, 2011/3: figures of designated telecommunications services (FTTH access services) except specified telecommunications services
Hikari Denwa:
2009/3: figures of designated telecommunications services (voice transmission services) except specified telecommunications services
2010/3, 2011/3: figures of designated telecommunications services (other services) except specified telecommunications services
(In 2008/3, FTTH balances were not calculated, since Hikari Denwa was not part of specified telecommunications services.)

-11-
Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100% 80% 60% 40% 20% 0%

Solution & New Business, etc.

26%

IP business

26%

Legacy business

48%

52%

29%

29%

42%

58%

29%

32%

39%

61%

30%

35%

35%

65%

IP, solution new& business account for roughly two-thirds

30%

37%

33%

67%

33%

37%

30%

70%

FY2007 FY2008 FY2009 FY2010 FY2011/1Q FY2011E

— 12 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Share Buybacks

Share buyback of approximately 58 million shares (220 billion yen) in July

Second cancellation of treasury stock and second share buyback are planned to be completed by the end of the fiscal year

As a result, EPS (forecast) for the fiscal year ending March 31, 2012 to be 433.84 yen (12.6% increase year-on-year)

Cancellation (1) Buyback (1) Cancellation (2) Buyback (2)

Treasury Stock

251 mil. shares <15.9%> *1

Gov’t

Owned Shares

530 mil. shares

Excess Holdings

58 mil. shares

Cancellation

-125 mil. shares

125 mil. shares

Minimum for Gov’t

Ownership

*2 473 mil. shares <33%>

<37%>

125 mil. shares 58 mil. shares

Gov’t

Owned Shares

473 mil. Shares <33%>

Excess Holdings

42 mil. shares

Cancellation

-125 mil. shares 58 mil. shares

Minimum for Gov’t

Ownership

431 mil. shares <33%>

share holding ratio

<36%>

99 mil. shares

Gov’t

Owned Shares

431 mil. shares <33%>

Mar. 31, 2010 Nov. 15, 2010 Jul. 5, 2011 Within 2012/3 Mar. 31, 2012

Total number of shares issued (million shares)

1,574 1,449 1,323

*1 Shares subject to cancellation are treasury stock held on March 31, 2010.

*2 Mandatory (minimum) number of shares to be held by the Government under the NTT Law = total number of shares issued 30 million shares issued in the IPO in 2000) ×1/3

(Note) The number of shares issued after the initial listing are not included in the calculations. (NTT Law, supplementary provision 13)

—13 —Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Fixed Broadband Access Services

Number of subscribers

(Thousands)

20,000

15,000

10,000

5,000

0

FLET’S ADSL

FLET’S Hikari

Hikari Denwa

17,092

3,253

13,839

10,648

17,376

3,136

14,240

11,104

17,728

3,004

14,724

11,641

17,916

2,858

15,059

12,113

18,310

2,715

15,595

12,565

19,561

2,403

17,159

14,363

2010.6 2010.9 2010.12 2011.3 2011.6

(1)

Optical video service

1,433 1,606 1,837 2,005 2,194

FY2011E

2,834

Changes from the preceding quarter

(2)

FLET’S Hikari

Number of (3)

opened

FLET’S ADSL

(4)

Hikari Denwa

4-6

588

1,018

(129)

506

FY2010

7-9

401

809

(117)

457

10-12

484

897

(132)

537

1-3

335

849

(147)

472

FY2011

4-6

536

1,019

(142)

453

FY2010

1,808

3,573

(524)

1,971

(Thousands)

FY2011E

2,100

4,100

(455)

2,250

(1)	Number of Optical video services includes Hikari TV and FLET’S TEREBI.
(2)

Number of FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

(3)	Number of opened connections excludes openings due to relocations.
(4)	Number of Hikari Denwa is calculated by number of thousand channels.

— 14 — Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East

Optional Service

Basic Monthly Charge

Excluding effects from the earthquake *

(Yen)

6,000

4,000

2,000

0

5,820

1,520

4,300

5,900

1,550

4,350

5,900

1,580

4,320

5,900*

5,880

1,610

4,270

5,890 *

5,850

1,600

4,250

5,880 *

5,880

1,570

4,310

5,960

1,680

4,280

FY2010 FY2011

4-6

7-9

10-12

1-3

4-6

FY2010

FY2011E

NTT West

(Yen)

6,000

4,000

2,000

0

5,830

1,540

4,290

5,890

1,570

4,320

5,910

1,590

4,320

5,930

1,610

4,320

5,920

1,620

4,300

5,890

1,580

4,310

6,000

1,690

4,310

FY2010 FY2011

4-6 7-9 10-12 1-3 4-6

FY2010 FY2011E

Note: Number of FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Please see page 24 regarding the calculation of ARPU.

*Figures were calculated by deducting the number of subscriptions which have not been billed due to damages by the Great East Japan Earthquake, from the subscription base used for calculating ARPU. These figures are for reference purposes only.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-Line Telephone Services

Number of subscribers

(Thousands)

60,000

40,000

20,000

0

INS-Net

Telephone Subscriber Lines

37,447

4,955

32,493

2010.6

36,604

4,830

31,774

2010.9

35,719

4,717

31,002

2010.12

34,884

4,613

30,271

2011.3

34,051

4,488

29,563

2011.6

31,334

4,134

27,199

FY2011E

Change from the preceding quarter

(Thousands)

FY2010 FY2011

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6

Telephone (1)

Subscriber Lines (745) (719) (771) (732) (708) (2,967) (3,072)

(2)

INS-Net (137) (124) (114) (104) (124) (479) (478)

Total (882) (843) (885) (836) (833) (3,446) (3,550)

(1) Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

(2) In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64.

For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-Line Telephone Services

(Yen)

3,100

3,000

2,900

2,800

2,700

NTT East

NTT West

Aggregate Fixed-Line (Telephone Subscriber Lines + INS- Net) (1)

East

West

FY2010 FY2011

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6

2,940 2,940 2,940 2,900 2,870 2,930 2,860

Excluding effects from the earthquake (2) 2,910 (2) 2,900 (2) 2,930 (2)

2,810 2,810 2,810 2,790 2,770 2,800 2,770

(1) Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and

INS-Net ARPU. Please see page 24 regarding the calculation of ARPU.

(2) Figures were calculated by deducting the number of subscriptions which have not been billed due to damages by the Great East Japan Earthquake,

from the subscription base used for calculating ARPU. These figures are for reference purposes only.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

(Thousands)

60,000

50,000

40,000

30,000

20,000

10,000

0

Mobile Total (1)

FOMA+Xi (2)

% of FOMA+Xi Subscribers

56,515

54,162

95.8%

2010.6

56,895

54,940

96.6%

2010.9

57,210

55,572

97.1%

2010.12

58,010

56,771

97.9%

2011.3

58,415 57,445

98.3%

2011.6

59,960

100%

FY2011E

Change from the preceding quarter

(1)

Mobile total

FOMA+Xi (2)

(Thousands)

FY2010 FY2011

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6

432 380 315 800 405 1,928 1,950

959 778 633 1,197 674 3,568 3,180

(1) The number of communication module service subscribers is included in total mobile phone subscribers.

(2) Partial listing only

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services

(Yen)

8,000

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

Voice ARPU

Packet ARPU

5,190

2,680

2,510

5,200

2,660

2,540

5,130

2,590

2,540

4,760

2,190

2,570

4,960

2,340

2,620

5,070

2,530

2,540

4,890

2,220

2,670

Voice ARPU

Packet ARPU

FY2010 FY2011

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6

2,680 2,660 2,590 2,190 2,340 2,530 2,220

2,510 2,540 2,540 2,570 2,620 2,540 2,670

Note: Communication module service subscriptions and the revenues thereof are not included in the calculation of mobile phone ARPU.

Please see page 24 regarding the calculation of ARPU.

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

FY2011/1Q Details of Financial Results (Per Item)

Operating Revenues

[ year-on-year:+38.4]

[ year-on-year:+38.4]

Voice related services revenues

SI revenues and sales of telecommunications equipment

IP/packet communications services revenues

Other revenues

(Billions of yen)

(88.8)

+77.8

+57.7

(8.3)

2,498.9

Fixed voice

Systems Integration

Fixed IP/packet

Mobile voice

Mobile IP/packet

Telecommunications equipment

Fixed IP/packet : +27.4

Mobile IP/packet: +30.3

2,537.4

Fixed voice : (53.2) Mobile voice : (35.7)

FY2010/1Q

Systems Integration : +115.0

Telecommunications equipment (Fixed-line) : (5.0)

Telecommunications equipment (Mobile) : (32.1)

FY2011/1Q

Operating Expenses

[year-on-year:+28.8]

2,159.3

(20.1)

+18.1

+32.2

(1.5)

2,188.1

Depreciation expenses and loss on disposal of assets

Expenses for purchase of goods and services and other expenses

Personnel expenses

Other expenses

FY2010/1Q

FY2011/1Q

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2011

(Billions of yen)

June 30, 2011

19,665.6

19,385.4

Assets

19,665.6

Depreciable Assets

(property, plant and equipment)

8,454.5

Deferred Tax Assets (non-current) 887.0

Liabilities

9,584.7

Interest-Bearing Debt 4,553.5

Liability for Employees’

Retirement Benefits

1,536.0

Equity

10,080.9

Treasury Stock (603.1)

Assets

19,385.4

[(280.2)]

Depreciable Assets

(property, plant and equipment)

8,350.1

[(104.4)]

Deferred Tax Assets (non-current)

875.1

[(11.9)]

Liabilities

9,197.7

[(387.0)]

Interest-Bearing Debt

4,641.6

[+88.2]

Liability for Employees’

Retirement Benefits

1,544.5

[+8.5]

Equity

10,187.6

[+106.7]

Treasury Stock (603.1) [(0.0)]

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

4.8

450.6

29.8

153.1

37.6

18.4

85.8

120.8

FY2009/1Q

FY2009

5.1

1,870.1

391.6

30.4

140.9

36.8

15.3

81.0

81.8

FY2010/1Q

FY2010

3.2

367.0

25.1

136.7

29.7 28.0

72.2

71.9

FY2011/1Q

FY2011E

1,950.0

Other

NTT DOCOMO (Consolidated) NTT DATA (Consolidated) NTT (Holding Company) NTT Communications NTT West NTT East

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2011/1Q

NTT

(Billions of yen)

	NTT Consolidated[(1)] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	2,537.4	211.9	454.1	413.9	241.5	270.2	1,047.3
Change year-on-year	38.4	18.8	(16.1)	(14.7)	(10.5)	8.7	(42.0)
(% change)	1.5%	9.7%	(3.4)%	(3.4)%	(4.2)%	3.4%	(3.9)%
Opetating Expenses	2,188.1	34.2	434.9	400.8	214.5	258.7	779.6
Change year-on-year	28.8	(0.2)	(11.4)	(10.6)	(16.2)	10.1	(69.2)
(% change)	1.3%	(0.8)%	(2.6)%	(2.6)%	(7.1)%	4.1%	(8.1)%
Operating Income	349.3	177.6	19.2	13.0	27.0	11.5	267.7
Change year-on-year	9.6	19.0	(4.6)	(4.0)	5.7	(1.3)	27.2
(% change)	2.8%	12.0%	(19.5)%	(23.8)%	26.7%	(10.4)%	11.3%
Income Before Income Taxes[(2)]	351.8	177.7	25.2	17.1	33.8	11.1	270.3
Change year-on-year	10.2	17.2	(3.8)	(6.3)	6.6	(0.3)	29.7
(% change)	3.0%	10.8%	(13.2)%	(26.9)%	24.5%	(3.2)%	12.3%
Net Income	153.1[(3)]	176.8	12.7	13.3	20.1	3.5	158.7[(4)]
Change year-on-year	(2.9)	18.6	(5.3)	(4.6)	4.3	(2.3)	16.6
(% change)	(1.8)%	11.8%	(29.5)%	(25.8)%	27.9%	(39.4)%	11.7%

(1) The number of consolidated subsidiaries is 782 and the number of companies accounted for under the equity method is 98.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

—23—

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services, and revenues from Mobile (Xi) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

-Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

- As Xi service does not provide voice services as of June 30, 2011, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(8) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

-1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results : Sum of number of active subscribers** for each month from Apr. to Mar. -FY Forecast : the average expected active number of subscribers.

((Number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2)x12

(9) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Copyright (c) 2011 Nippon Telegraph and Telephone Corporation

August 5, 2011

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2011

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2011 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	June 30, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	518,747	508,797	(9,950)
Antenna facilities	5,456	5,356	(99)
Terminal equipment	73,253	71,495	(1,758)
Local line facilities	801,071	802,413	1,342
Long-distance line facilities	3,921	3,745	(176)
Engineering facilities	628,723	624,818	(3,904)
Submarine line facilities	2,213	2,096	(116)
Buildings	474,115	466,980	(7,134)
Construction in progress	42,344	36,461	(5,882)
Other	259,472	256,556	(2,915)
Total property, plant and equipment	2,809,318	2,778,722	(30,596)
Intangible fixed assets	104,987	99,828	(5,159)
Total fixed assets - telecommunications businesses	2,914,306	2,878,550	(35,756)
Investments and other assets
Other investments and assets	254,992	254,196	(796)
Allowance for doubtful accounts	(1,063)	(1,029)	33
Total investments and other assets	253,929	253,166	(762)
Total fixed assets	3,168,235	3,131,717	(36,518)

Current assets:
Cash and bank deposits	172,498	81,721	(90,777)
Notes receivable	7	221	214
Accounts receivable, trade	323,537	262,152	(61,385)
Supplies	35,259	42,372	7,113
Other current assets	69,587	87,286	17,698
Allowance for doubtful accounts	(4,073)	(3,354)	719
Total current assets	596,816	470,399	(126,417)

TOTAL ASSETS	3,765,052	3,602,116	(162,935)

	(Millions of yen)
	March 31, 2011	June 30, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	666,055	685,687	19,632
Liability for employees’ retirement benefits	254,054	252,010	(2,044)
Reserve for point services	2,944	3,765	820
Reserve for unused telephone cards	15,101	14,558	(542)
Asset retirement obligations	629	633	3
Other long-term liabilities	10,056	9,663	(393)
Total long-term liabilities	948,842	966,318	17,475
Current liabilities:
Current portion of long-term borrowings from parent company	122,687	104,737	(17,950)
Accounts payable, trade	104,534	56,789	(47,744)
Short-term borrowings	30,000	10,000	(20,000)
Accrued taxes on income	1,661	*3,457	1,796
Allowance for loss on disaster	5,500	5,188	(311)
Asset retirement obligations	70	70	0
Other current liabilities	421,985	346,631	(75,353)
Total current liabilities	686,438	526,874	(159,564)

TOTAL LIABILITIES	1,635,281	1,493,192	(142,088)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	295,308	274,539	(20,769)
Total shareholders’ equity	2,130,035	2,109,265	(20,769)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(263)	(341)	(77)
Total unrealized gains (losses), translation adjustments, and others	(263)	(341)	(77)

TOTAL NET ASSETS	2,129,771	2,108,924	(20,847)

TOTAL LIABILITIES AND NET ASSETS	3,765,052	3,602,116	(162,935)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	441,247	426,461	(14,786)	1,776,085
Operating expenses	418,778	408,594	(10,184)	1,706,911
Operating income from telecommunications businesses	22,469	17,867	(4,602)	69,173

Supplementary businesses:
Operating revenues	29,020	27,683	(1,336)	181,061
Operating expenses	27,628	26,339	(1,288)	173,080
Operating income from supplementary businesses	1,391	1,343	(48)	7,981
Operating income	23,861	19,211	(4,650)	77,155

Non-operating revenues:
Interest income	39	31	(7)	141
Dividends received	234	587	352	1,817
Lease and rental income	11,662	11,134	(527)	45,112
Miscellaneous income	1,699	2,056	357	6,823
Total non-operating revenues	13,634	13,809	174	53,894

Non-operating expenses:
Interest expenses	2,822	2,505	(317)	10,969
Lease and rental expenses	4,989	4,674	(314)	21,457
Miscellaneous expenses	608	597	(10)	2,556
Total non-operating expenses	8,420	7,777	(642)	34,983
Recurring profit	29,075	25,242	(3,832)	96,066
Special losses	—	5,801	5,801	19,190
Income before income taxes	29,075	19,441	(9,633)	76,876
Income taxes	*11,025	*6,711	(4,314)	24,572
Net income	18,049	12,730	(5,319)	52,303

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	191,970	170,268	(21,702)	(11.3)	742,278
Monthly charge revenues*	131,613	118,797	(12,816)	(9.7)	509,204
Call rates revenues*	18,799	15,893	(2,905)	(15.5)	71,160
Interconnection call revenues*	25,711	21,504	(4,207)	(16.4)	99,854
IP services revenues	175,040	187,715	12,674	7.2	724,493
Leased circuit services revenues (excluding IP services revenues)	37,949	34,304	(3,644)	(9.6)	149,488
Telegram services revenues	5,353	4,679	(673)	(12.6)	18,869
Other telecommunications services revenues	30,934	29,494	(1,439)	(4.7)	140,956

Telecommunications total revenues	441,247	426,461	(14,786)	(3.4)	1,776,085

Supplementary business total revenues	29,020	27,683	(1,336)	(4.6)	181,061

Total operating revenues	470,268	454,145	(16,122)	(3.4)	1,957,147

*	Partial listing only

August 5, 2011

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2011

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2011 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Takashi Sasaki or Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	June 30, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	512,794	500,304	(12,489)
Antenna facilities	7,607	7,456	(150)
Terminal equipment	21,343	21,352	8
Local line facilities	862,726	860,854	(1,872)
Long-distance line facilities	2,984	2,874	(110)
Engineering facilities	580,930	577,468	(3,461)
Submarine line facilities	1,977	1,961	(15)
Buildings	417,342	410,526	(6,815)
Construction in progress	25,001	29,323	4,322
Other	229,855	227,716	(2,138)
Total property, plant and equipment	2,662,564	2,639,840	(22,723)
Intangible fixed assets	83,872	79,438	(4,433)
Total fixed assets - telecommunications businesses	2,746,436	2,719,279	(27,157)
Investments and other assets
Other investments and assets	184,655	184,215	(440)
Allowance for doubtful accounts	(393)	(381)	11
Total investments and other assets	184,261	183,833	(428)
Total fixed assets	2,930,698	2,903,113	(27,585)

Current assets:
Cash and bank deposits	130,313	83,166	(47,147)
Notes receivable	198	113	(84)
Accounts receivable, trade	272,994	229,757	(43,237)
Supplies	29,935	31,969	2,033
Other current assets	45,810	69,593	23,782
Allowance for doubtful accounts	(2,220)	(1,937)	283
Total current assets	477,032	412,663	(64,369)

TOTAL ASSETS	3,407,731	3,315,776	(91,954)

	(Millions of yen)
	March 31, 2011	June 30, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	954,099	982,073	27,973
Liability for employees’ retirement benefits	258,049	254,206	(3,843)
Reserve for point services	4,815	4,819	4
Reserve for unused telephone cards	14,280	13,766	(513)
Asset retirement obligations	436	438	1
Other long-term liabilities	15,383	15,410	27
Total long-term liabilities	1,247,064	1,270,714	23,650

Current liabilities:
Current portion of long-term borrowings from parent company	142,428	114,135	(28,292)
Accounts payable, trade	70,297	50,056	(20,240)
Short-term borrowings	23,000	13,000	(10,000)
Accrued taxes on income	674	*406	(267)
Other current liabilities	392,674	353,690	(38,983)
Total current liabilities	629,073	531,289	(97,784)

TOTAL LIABILITIES	1,876,137	1,802,003	(74,134)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	49,611	31,739	(17,872)
Total shareholders’ equity	1,531,665	1,513,793	(17,872)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(72)	(20)	51
Total unrealized gains (losses), translation adjustments, and others	(72)	(20)	51

TOTAL NET ASSETS	1,531,593	1,513,772	(17,820)

TOTAL LIABILITIES AND NET ASSETS	3,407,731	3,315,776	(91,954)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	399,658	386,850	(12,808)	1,597,362
Operating expenses	383,651	374,836	(8,814)	1,548,824
Operating income from telecommunications businesses	16,007	12,013	(3,993)	48,537

Supplementary businesses:
Operating revenues	28,981	27,077	(1,903)	160,696
Operating expenses	27,804	25,999	(1,805)	159,587
Operating income from supplementary businesses	1,176	1,078	(98)	1,108
Operating income	17,184	13,091	(4,092)	49,646

Non-operating revenues:
Interest income	1	1	(0)	5
Dividends received	2,135	1,144	(991)	2,151
Lease and rental income	11,221	9,840	(1,380)	43,495
Miscellaneous income	992	965	(27)	4,183
Total non-operating revenues	14,351	11,951	(2,399)	49,835

Non-operating expenses:
Interest expenses	4,081	3,952	(128)	16,383
Lease and rental expenses	3,297	3,233	(64)	14,648
Miscellaneous expenses	648	669	20	5,379
Total non-operating expenses	8,027	7,855	(172)	36,412
Recurring profit	23,508	17,188	(6,320)	63,069
Income before income taxes	23,508	17,188	(6,320)	63,069
Income taxes	*5,538	*3,861	(1,677)	13,983
Net income	17,970	13,327	(4,643)	49,085

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	188,477	167,833	(20,643)	(11.0)	729,085
Monthly charge revenues*	129,434	117,976	(11,458)	(8.9)	502,703
Call rates revenues*	16,510	13,729	(2,781)	(16.8)	61,884
Interconnection call revenues*	28,121	23,578	(4,542)	(16.2)	108,696
IP services revenues	140,362	153,456	13,094	9.3	582,095
Leased circuit services revenues (excluding IP services revenues)	33,726	31,414	(2,311)	(6.9)	133,103
Telegram services revenues	5,940	5,552	(387)	(6.5)	22,161
Other telecommunications services revenues	31,152	28,592	(2,560)	(8.2)	130,916

Telecommunications total revenues	399,658	386,850	(12,808)	(3.2)	1,597,362

Supplementary business total revenues	28,981	27,077	(1,903)	(6.6)	160,696

Total operating revenues	428,639	413,927	(14,712)	(3.4)	1,758,058

*	Partial listing only

August 5, 2011

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2011

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2011. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

(Reference) Financial Results of NTT Communications Group

#     #     #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	June 30, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	148,965	149,706	741
Antenna facilities	1,688	1,668	(19)
Terminal equipment	1,134	1,080	(53)
Local line facilities	840	849	8
Long-distance line facilities	8,299	7,964	(334)
Engineering facilities	55,813	55,416	(396)
Submarine line facilities	11,128	10,505	(622)
Buildings	133,473	131,739	(1,734)
Construction in progress	17,829	16,483	(1,345)
Other	87,700	91,037	3,336
Total property, plant and equipment	466,872	466,453	(419)
Intangible fixed assets	73,165	77,260	4,095
Total fixed assets - telecommunications businesses	540,038	543,714	3,676
Investments and other assets
Investments in subsidiaries and affiliated companies	182,233	186,937	4,703
Other investments and assets	173,332	169,598	(3,734)
Allowance for doubtful accounts	(266)	(259)	6
Total investments and other assets	355,300	356,276	976
Total fixed assets	895,338	899,990	4,652

Current assets:
Cash and bank deposits	54,796	47,249	(7,546)
Notes receivable	12	179	167
Accounts receivable, trade	185,255	158,084	(27,171)
Supplies	7,035	7,982	946
Other current assets	23,696	34,092	10,396
Allowance for doubtful accounts	(2,340)	(2,064)	275
Total current assets	268,455	245,523	(22,932)

TOTAL ASSETS	1,163,793	1,145,513	(18,279)

	(Millions of yen)
	March 31, 2011	June 30, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	107,309	107,196	(113)
Liability for employees’ retirement benefits	79,372	80,434	1,061
Reserve for point services	3,684	3,700	16
Reserve for unused telephone cards	6,318	6,091	(227)
Asset retirement obligations	619	665	46
Other long-term liabilities	15,187	15,776	588
Total long-term liabilities	212,493	213,865	1,371

Current liabilities:
Current portion of long-term borrowings from parent company	37,073	37,073	—
Accounts payable, trade	28,834	15,724	(13,110)
Short-term borrowings	65	2,751	2,686
Accounts payable, other	165,741	147,992	(17,748)
Accrued taxes on income	664	*400	(264)
Allowance for losses on construction	—	15	15
Allowance for loss on disaster	957	870	(87)
Asset retirement obligations	16	9	(7)
Other current liabilities	29,572	33,016	3,443
Total current liabilities	262,926	237,853	(25,072)

TOTAL LIABILITIES	475,420	451,719	(23,700)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus	131,615	131,615	—
Earned surplus	313,022	318,136	5,114
Total shareholders’ equity	656,401	661,515	5,114
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	31,972	32,278	306
Total unrealized gains (losses), translation adjustments, and others	31,972	32,278	306

TOTAL NET ASSETS	688,373	693,794	5,421

TOTAL LIABILITIES AND NET ASSETS	1,163,793	1,145,513	(18,279)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	218,710	206,899	(11,811)	868,467
Operating expenses	197,018	177,554	(19,464)	772,624
Operating income from telecommunications businesses	21,691	29,345	7,653	95,842

Supplementary businesses:
Operating revenues	33,450	34,691	1,241	164,948
Operating expenses	33,789	36,974	3,184	167,522
Operating losses from supplementary businesses	(339)	(2,282)	(1,943)	(2,574)
Operating income	21,352	27,062	5,709	93,268

Non-operating revenues:
Interest income	17	16	(1)	66
Dividends received	5,557	5,322	(235)	8,839
Lease and rental income	3,500	3,302	(198)	13,699
Miscellaneous income	503	644	140	1,133
Total non-operating revenues	9,580	9,285	(294)	23,739

Non-operating expenses:
Interest expenses	757	578	(179)	2,999
Lease and rental expenses	1,998	1,787	(210)	8,221
Miscellaneous expenses	961	98	(862)	2,102
Total non-operating expenses	3,716	2,463	(1,252)	13,322
Recurring profit	27,216	33,884	6,668	103,684

Special losses	—	—	—	3,545
Income before income taxes	27,216	33,884	6,668	100,139
Income taxes	*11,493	*13,769	2,275	31,174
Net income	15,722	20,115	4,392	68,964

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	89,654	82,617	(7,036)	(7.8)	353,322
IP services revenues	95,417	92,714	(2,702)	(2.8)	381,772
Open computer network services revenues*	40,757	39,696	(1,060)	(2.6)	162,141
IP-Virtual private network services revenues*	18,827	17,419	(1,408)	(7.5)	74,296
Wide-Area Ethernet services revenues*	14,090	13,391	(698)	(5.0)	55,138
Data communications revenues (excluding IP services revenues)	23,128	21,290	(1,837)	(7.9)	90,751
Leased circuit services revenues*	16,208	15,524	(683)	(4.2)	64,295
Solution services revenues	37,335	38,640	1,305	3.5	181,471
Others	6,626	6,326	(299)	(4.5)	26,096

Total operating revenues	252,160	241,590	(10,570)	(4.2)	1,033,415

Notes:	1.	Certain amounts of “Leased circuit services revenues” have been reclassified to “IP services revenues” from the three months ended June 30, 2011. Accordingly, part of the prior year’s amounts has been reclassified.
	2.	Partial listing only

(Reference) Financial Results of NTT Communications Group

	(Billions of yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	302.7	295.3	(7.4)	(2.4)
Operating expenses	281.5	265.4	(16.1)	(5.7)
Operating income	21.2	29.9	8.7	41.0

August 5, 2011

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2011

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1. Number of Subscribers	(in thousands except for Public Telephones)
	A As of Mar. 31, 2011	B As of Jun. 30, 2011			C As of Mar. 31, 2012 (Forecast)
		D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Lines	30,271	29,563	(708)	23.1%	27,199	(3,072)
NTT East	14,929	14,600	(329)	20.2%	13,299	(1,630)
NTT West	15,342	14,963	(379)	26.3%	13,900	(1,442)
INS-NET	4,613	4,488	(124)	26.0%	4,134	(478)
NTT East	2,390	2,328	(63)	23.1%	2,120	(270)
NTT West	2,222	2,160	(62)	29.7%	2,014	(208)
Telephone Subscriber Lines + INS-NET	34,884	34,051	(833)	23.5%	31,334	(3,550)
NTT East	17,319	16,928	(392)	20.6%	15,419	(1,900)
NTT West	17,564	17,123	(441)	26.7%	15,914	(1,650)
Public Telephones	252,775	248,673	(4,102)	13.8%	222,975	(29,800)
NTT East	121,508	119,377	(2,131)	13.3%	105,508	(16,000)
NTT West	131,267	129,296	(1,971)	14.3%	117,467	(13,800)
FLET’S ISDN	193	179	(14)	35.9%	154	(39)
NTT East	94	86	(8)	38.6%	74	(20)
NTT West	99	92	(6)	33.1%	79	(19)
FLET’S ADSL	2,858	2,715	(142)	31.3%	2,403	(455)
NTT East	1,418	1,347	(71)	28.5%	1,168	(250)
NTT West	1,439	1,368	(71)	34.6%	1,234	(205)
FLET’S Hikari	15,059	15,595	536	25.5%	17,159	2,100
NTT East	8,511	8,832	321	25.7%	9,761	1,250
NTT West	6,547	6,762	215	25.3%	7,397	850
FLET’S Hikari Next*	4,596	5,291	696	23.2%	7,596	3,000
NTT East	2,963	3,338	375	20.8%	4,763	1,800
NTT West	1,633	1,953	320	26.7%	2,833	1,200
FLET’S Hikari LIGHT*	—	27	27	3.8%	700	700
NTT East	—	27	27	3.8%	700	700
Hikari Denwa	12,113	12,565	453	20.1%	14,363	2,250
NTT East	6,446	6,692	246	19.6%	7,696	1,250
NTT West	5,667	5,874	207	20.7%	6,667	1,000
Conventional Leased Circuit Services	281	279	(2)	12.8%	265	(16)
NTT East	139	138	(1)	9.9%	132	(7)
NTT West	142	141	(1)	15.1%	133	(9)
High Speed Digital Services	171	167	(4)	27.1%	157	(14)
NTT East	91	89	(2)	28.8%	84	(7)
NTT West	80	78	(2)	25.3%	73	(7)
NTT Group Major ISPs	11,662	11,779	117	34.7%	12,000	338
OCN*	8,234	8,349	115	35.2%	8,560	326
Plala*	3,101	3,106	5	24.4%	3,120	19
Video Services	—	—	—	—	—	—
Hikari TV	1,413	1,512	99	20.2%	1,900	487
FLET’S TEREBI Transmission Services	592	683	91	26.5%	934	342
NTT East	475	533	58	26.4%	695	220
NTT West	117	149	32	26.6%	239	122
Mobile	58,010	58,415	405	20.8%	59,960	1,950
FOMA*	56,746	57,324	578	26.5%	58,930	2,180
Xi*	26	121	96	9.6%	1,030	1,000
i-mode	48,141	47,450	(690)	18.6%	44,440	(3,700)
sp-mode	2,095	3,296	1,201	23.4%	7,230	5,140

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	INS-NET includes INS-NET 64 and INS-NET 1500. In terms of number of channels, transmission rate, and line use rate (base rate), INS-NET 1500 is in all cases roughly ten times greater than INS-NET 64. For this reason, one INS-NET 1500 subscription is calculated as ten INS-NET 64 subscriptions (INS-NET 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers.

	(6)	Changes in the number of Mobile (FOMA*, Xi* are included), i-mode and sp-mode subscribers as of Mar. 31, 2012 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

* Partial listing only

2. Number of Employees	(Person)
	A As of Jun. 30, 2010	B As of Jun. 30, 2011		C As of Mar. 31, 2012 (Forecast)(1)
			Change
			B-A
NTT Consolidated	203,450	231,150	27,700	219,650
Core Group Companies
NTT (Holding Company)	3,000	3,000	0	2,900
NTT East	6,400	6,350	(50)	5,950
NTT West	5,700	5,500	(200)	5,500
NTT Communications	8,500	8,250	(250)	8,050
NTT DATA (Consolidated)	36,150	55,150	19,000	53,300
NTT DOCOMO (Consolidated)	23,100	23,650	550	23,400
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	38,100	35,850	(2,250)	33,050
West Outsourcing Companies	40,600	37,650	(2,950)	34,200

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		— As of Mar. 31, 2012 (Forecast) (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,300 employees)

3. Capital Investment	(Billions of yen)
	A Three Months Ended Jun. 30, 2010	B Three Months Ended Jun. 30, 2011			C Year Ending Mar. 31, 2012 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	391.6	367.0	(24.6)	18.8%	1,950.0
Core Group Companies
NTT (Holding Company)	5.1	3.2	(1.8)	9.6%	34.0
NTT East	81.8	71.9	(9.9)	16.7%	430.0
NTT West	81.0	72.2	(8.7)	19.8%	365.0
NTT Communications	15.3	28.0	12.6	20.6%	136.0
NTT DATA (Consolidated)	36.8	29.7	(7.1)	22.0%	135.0
NTT DOCOMO (Consolidated)	140.9	136.7	(4.2)	19.4%	705.0

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Three Months Ended Jun. 30, 2010	B Three Months Ended Jun. 30, 2011			C Year Ending Mar. 31, 2012 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	2,498.9	2,537.4	38.4	24.1%	10,540.0
Fixed Voice Related Services	554.3	501.2	(53.2)	—	—
Mobile Voice Related Services	517.8	482.1	(35.7)	—	—
IP/Packet Communications Services	815.7	873.4	57.7	—	—
Sales of Telecommunications Equipment	166.1	129.0	(37.1)	—	—
System Integration	274.8	389.8	115.0	—	—
Other	170.1	161.8	(8.3)	—	—
Operating Expenses	2,159.3	2,188.1	28.8	23.5%	9,300.0
Cost of Services (exclusive of items shown separately below)	579.0	577.9	(1.1)	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	206.5	168.6	(37.9)	—	—
Cost of System Integration (exclusive of items shown separately below)	170.6	259.1	88.5	—	—
Depreciation and Amortization	482.2	461.8	(20.4)	—	—
Impairment Loss	0.2	0.1	(0.2)	—	—
Selling, General and Administrative Expenses	720.7	720.7	(0.0)	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—
Operating Income	339.7	349.3	9.6	28.2%	1,240.0
Income Before Income Taxes	341.6	351.8	10.2	28.6%	1,230.0
Net Income Attributable to NTT	155.9	153.1	(2.9)	28.3%	540.0
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	491.4	523.7	32.2	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,102.3	1,120.4	18.1	—	—
Loss on Disposal of Property, Plant and Equipment	25.2	25.5	0.3	—	—
Other Expenses	57.9	56.6	(1.3)	—	—
Total	1,676.9	1,726.2	49.4	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	193.1	211.9	18.8	51.4%	412.0
Operating Expenses	34.5	34.2	(0.2)	22.1%	155.0
Operating Income	158.5	177.6	19.0	69.1%	257.0
Non-Operating Revenues	11.7	10.3	(1.3)	24.2%	43.0
Non-Operating Expenses	9.9	10.3	0.4	23.0%	45.0
Recurring Profit	160.4	177.7	17.2	69.7%	255.0
Net Income	158.1	176.8	18.6	69.1%	256.0

4. Financial Results and Projections (NTT East, NTT West)	(Billions of yen)
	A Three Months Ended Jun. 30, 2010	B Three Months Ended Jun. 30, 2011			C Year Ending Mar. 31, 2012 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	470.2	454.1	(16.1)	23.9%	1,900.0
Voice Transmission Services (excluding IP)(1)	191.9	170.2	(21.7)	26.2%	650.0
IP Services(2)	175.0	187.7	12.6	23.4%	801.0
Leased Circuit (excluding IP)	37.9	34.3	(3.6)	25.4%	135.0
Telegraph	5.3	4.6	(0.6)	26.0%	18.0
Other	30.9	29.4	(1.4)	19.3%	296.0
Supplementary Business	29.0	27.6	(1.3)
Operating Expenses	446.4	434.9	(11.4)	23.8%	1,830.0
Personnel	29.3	27.9	(1.4)	24.6%	114.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	289.2	282.2	(6.9)	23.4%	1,205.0
Depreciation and Amortization	100.2	97.6	(2.6)	25.0%	391.0
Loss on Disposal of Property, Plant and Equipment	8.3	8.1	(0.2)	17.7%	46.0
Taxes and Public Dues	19.1	18.8	(0.2)	25.5%	74.0
Operating Income	23.8	19.2	(4.6)	27.4%	70.0
Non-Operating Revenues	13.6	13.8	0.1	27.6%	50.0
Non-Operating Expenses	8.4	7.7	(0.6)	22.2%	35.0
Recurring Profit	29.0	25.2	(3.8)	29.7%	85.0
Net Income	18.0	12.7	(5.3)	28.9%	44.0
NTT West (JPN GAAP)
Operating Revenues	428.6	413.9	(14.7)	24.3%	1,704.0
Voice Transmission Services (excluding IP)(1)	188.4	167.8	(20.6)	25.7%	652.0
IP Services(2)	140.3	153.4	13.0	23.9%	641.0
Leased Circuit (excluding IP)	33.7	31.4	(2.3)	24.4%	129.0
Telegraph	5.9	5.5	(0.3)	27.8%	20.0
Other	31.1	28.5	(2.5)	21.2%	262.0
Supplementary Business	28.9	27.0	(1.9)
Operating Expenses	411.4	400.8	(10.6)	24.3%	1,649.0
Personnel	27.2	26.7	(0.5)	24.6%	109.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	264.0	256.6	(7.4)	24.1%	1,066.0
Depreciation and Amortization	93.4	91.1	(2.2)	25.2%	361.0
Loss on Disposal of Property, Plant and Equipment	8.5	8.7	0.2	19.1%	46.0
Taxes and Public Dues	18.1	17.5	(0.6)	26.1%	67.0
Operating Income	17.1	13.0	(4.0)	23.8%	55.0
Non-Operating Revenues	14.3	11.9	(2.3)	29.2%	41.0
Non-Operating Expenses	8.0	7.8	(0.1)	25.3%	31.0
Recurring Profit	23.5	17.1	(6.3)	26.4%	65.0
Net Income	17.9	13.3	(4.6)	27.2%	49.0

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Jun. 30, 2011 include monthly charges, call charges and interconnection charges of 118.7 billion yen, 15.8 billion yen and 21.5 billion yen for NTT East, and 117.9 billion yen, 13.7 billion yen and 23.5 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Jun. 30, 2011 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 112.2 billion yen and 35.6 billion yen for NTT East, and 86.9 billion yen and 29.5 billion yen for NTT West, respectively.

—    FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2010	B Three Months Ended Jun. 30, 2011			C Year Ending Mar. 31, 2012 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	252.1	241.5	(10.5)	23.8%	1,013.0
Voice Transmission Services (excluding IP)(1)	89.6	82.6	(7.0)	25.7%	322.0
IP Services(1)(2)	95.4	92.7	(2.7)	24.2%	383.0
Data Transmission Services (excluding IP)(1)(2)	23.1	21.2	(1.8)	26.3%	81.0
Leased Circuit*(1)(2)	16.2	15.5	(0.6)	25.9%	60.0
Solutions Business	37.3	38.6	1.3	19.3%	200.0
Other	6.6	6.3	(0.2)	23.4%	27.0
Operating Expenses	230.8	214.5	(16.2)	23.2%	926.0
Personnel	23.7	23.2	(0.4)	24.7%	94.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	105.0	100.7	(4.2)	22.9%	711.0
Communication Network Charges	69.1	61.8	(7.3)
Depreciation and Amortization	28.3	24.7	(3.6)	24.5%	101.0
Loss on Disposal of Property, Plant and Equipment	1.5	0.8	(0.6)	11.2%	8.0
Taxes and Public Dues	3.0	3.0	0.0	25.6%	12.0
Operating Income	21.3	27.0	5.7	31.1%	87.0
Non-Operating Revenues	9.5	9.2	(0.2)	44.2%	21.0
Non-Operating Expenses	3.7	2.4	(1.2)	22.4%	11.0
Recurring Profit	27.2	33.8	6.6	34.9%	97.0
Net Income	15.7	20.1	4.3	35.3%	57.0
Dimension Data Consolidated (IFRS)
Operating Revenues	—	110.3	—	25.7%	429.0
Operating Expenses(3)	—	106.2	—	—	—
Operating Income(4)	—	4.0	—	27.4%	150.0
Net Income Attributable to NTT	—	2.0	—	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Jun. 30, 2011 include revenues from telephone subscriber lines (43.2 billion yen). Operating Revenues from IP Services include revenues from OCN (39.6 billion yen), IP-VPN (17.4 billion yen) and Wide-area Ethernet (13.3 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (0.6 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (0.8 billion yen) and high-speed digital (5.9 billion yen).

	(2)	NTT Communications is recategorizing a portion of its Operating Revenues from Leased Circuit into Operating Revenues from IP Services beginning in the fiscal year ending March 31, 2012. As for the three months ended Jun. 30, 2011, Operating Revenues reflecting the recategorization are shown for reference. The recategorization amount of Operating Revenues from Leased Circuit into Operating Revenues from IP Services for the three months ended Jun. 30, 2010, three months ended Jun. 30, 2011 and year ending Mar. 31, 2012 (Forecast) are (4.9 billion yen), (4.5 billion yen) and (19.0 billion yen), respectively.

	(3)	Operating Expenses includes costs associated with the acquisition of Dimension Data by NTT.

	(4)	Operating Income under US GAAP is 1.0 billion yen.

	(5)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the three months ended March 31, 2011 is stated under “B. Three Months Ended Jun. 30, 2011” and Dimension Data’s forecast for the twelve months ending December 31, 2011 is stated under “C. Year Ending Mar. 31, 2012 (Forecast).”

	(6)	Conversion Rate USD1.00 = JPY82.31

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Three Months Ended Jun. 30, 2010	B Three Months Ended Jun. 30, 2011			C Year Ending Mar. 31, 2012 (Forecast)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(1)	261.5	270.2	8.7	22.5%	1,200.0
Public & Financial IT Services	177.5	173.8	(3.6)	22.4%	777.0
Global IT Services	73.5	85.7	12.1	22.5%	381.0
Solutions & Technologies	39.3	38.1	(1.2)	23.0%	166.0
Elimination or Corporate	(29.0)	(27.4)	1.5	22.1%	(124.0)
Cost of Sales	199.9	204.4	4.4	22.8%	895.0
Gross Profit	61.5	65.8	4.3	21.6%	305.0
Selling, General and Administrative Expenses	48.6	54.3	5.6	24.1%	225.0
Operating Income	12.8	11.5	(1.3)	14.4%	80.0
Non-Operating Income (Loss)	(1.3)	(0.4)	0.9	5.9%	(7.0)
Recurring Profit	11.4	11.1	(0.3)	15.2%	73.0
Net Income	5.8	3.5	(2.3)	9.1%	39.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,089.2	1,047.3	(42.0)	24.8%	4,230.0
Wireless Services	943.9	934.1	(9.8)	25.0%	3,737.0
Mobile Services	864.2	850.6	(13.5)	25.3%	3,368.0
Voice	449.2	405.4	(43.9)	26.4%	1,538.0
Packet Communications	414.9	445.3	30.3	24.3%	1,830.0
Other revenues	79.7	83.5	3.7	22.6%	369.0
Equipment sales	145.3	113.2	(32.2)	23.0%	493.0
Operating Expenses	848.7	779.6	(69.2)	23.1%	3,380.0
Personnel	65.8	68.1	2.2	24.8%	275.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	539.3	477.7	(61.6)	22.7%	2,102.0
Depreciation and Amortization	158.1	155.8	(2.3)	22.7%	687.0
Loss on Disposal of Property, Plant and Equipment	5.5	4.9	(0.6)	9.1%	54.0
Communication Network Charges	70.3	63.7	(6.6)	28.6%	223.0
Taxes and Public Dues	9.8	9.5	(0.3)	24.3%	39.0
Operating Income	240.5	267.7	27.2	31.5%	850.0
Non-Operating Income (Loss)	0.0	2.5	2.5	63.5%	4.0
Income Before Income Taxes	240.6	270.3	29.7	31.6%	854.0
Net Income Attributable to NTT DOCOMO	142.2	158.7	16.6	31.6%	502.0

Notes:	(1)	NTT DATA is recategorizing a portion of its Operating Revenues within its segments, in conjunction with the readjustment of the classification of customer fields for a portion of its overseas subsidiaries, beginning the fiscal year ending March 31, 2012. Figures for Operating Revenues for the three months ended Jun. 30, 2010 reflect the recategorization.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services and revenues from Mobile (Xi) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2010 (From Apr. to Jun., 2010)	Three Months Ended Jun. 30, 2011 (From Apr. to Jun., 2011)	Year Ended Mar. 31, 2011	Year Ending Mar. 31, 2012 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,940	2,870	2,930	2,860
Telephone Subscriber Lines ARPU	2,580	2,510	2,570	2,500
INS-NET Subscriber Lines ARPU	5,180	5,090	5,170	5,110
FLET’S Hikari ARPU	5,820	5,850	5,880	5,960
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,810	2,770	2,800	2,770
Telephone Subscriber Lines ARPU	2,490	2,460	2,490	2,460
INS-NET Subscriber Lines ARPU	4,980	4,930	4,970	4,900
FLET’S Hikari ARPU	5,830	5,920	5,890	6,000
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova+Xi)	5,190	4,960	5,070	4,890
Voice ARPU (FOMA+mova+Xi)	2,680	2,340	2,530	2,220
Packet ARPU (FOMA+mova+Xi)	2,510	2,620	2,540	2,670
Mobile Aggregate ARPU (FOMA)	5,260	4,980	5,120	4,910
Voice ARPU (FOMA)	2,670	2,340	2,520	2,220
Packet ARPU (FOMA)	2,590	2,640	2,600	2,690
Mobile Aggregate ARPU (mova)	3,330	3,230	3,280	3,250
Voice ARPU (mova)	2,770	2,680	2,720	2,680
Packet ARPU (mova)	560	550	560	570

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

		•	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

		—	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-NET 1500 is in all cases roughly ten times greater than INS-NET 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-NET 1500 subscription is calculated as ten INS-NET 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(6)	We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

			—	Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA, mova and Xi services.

			—	As Xi service does not provide voice services as of June 30, 2011, the revenues therefrom are not included in the calculations of Voice ARPU (FOMA+mova+Xi). Only the number of Xi service subscriptions are included in the calculation.

		•	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

		•	Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

			—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

	(7)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: The average expected active number of subscribers. ((Number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2)x12

	(9)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	FY Results/FY Forecast: Sum of number of active subscribers**/expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2011	As of Jun. 30, 2011	As of Mar. 31, 2012 (Forecast)
Interest-Bearing Liabilities	4,553.5	4,641.6	4,600.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2011	Three Months Ended Jun. 30, 2011	Year Ending Mar. 31, 2012 (Forecast)
EBITDA	3,282.2 billion yen	827.6 billion yen	3,263.0 billion yen
EBITDA Margin	31.9%	32.6%	31.0%
Operating FCF	1,412.1 billion yen	460.6 billion yen	1,313.0 billion yen
ROCE	5.8%	—	5.8%

Notes :	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2011	Three Months Ended Jun. 30, 2011	Year Ending Mar. 31, 2012 (Forecast)
EBITDA (a+b)		3,282.2 billion yen	827.6 billion yen	3,263.0 billion yen
a	Operating Income	1,214.9 billion yen	349.3 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	478.3 billion yen	2,023.0 billion yen
EBITDA Margin [(c/d)x100]		31.9%	32.6%	31.0%
a	Operating Income	1,214.9 billion yen	349.3 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	478.3 billion yen	2,023.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	827.6 billion yen	3,263.0 billion yen
d	Operating Revenues	10,305.0 billion yen	2,537.4 billion yen	10,540.0 billion yen
Operating FCF [(c-d)]		1,412.1 billion yen	460.6 billion yen	1,313.0 billion yen
a	Operating Income	1,214.9 billion yen	349.3 billion yen	1,240.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	478.3 billion yen	2,023.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	827.6 billion yen	3,263.0 billion yen
d	Capital Investment	1,870.1 billion yen	367.0 billion yen	1,950.0 billion yen
ROCE [(b/c)x100]		5.8%	—	5.8%
a	Operating Income	1,214.9 billion yen	—	1,240.0 billion yen
	(Normal Statutory Tax Rate)	41%	—	41%
b	Operating Income x (1-Normal Statutory Tax Rate)	717.8 billion yen	—	732.6 billion yen
c	Operating Capital Employed	12,427.0 billion yen	—	12,599.6 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2011	Three Months Ended Jun. 30, 2011
Payments for Property, Plant and Equipment	1,410.8	373.9
Payments for Acquisition of Intangible Assets	484.2	118.7
Total	1,895.0	492.5
Difference from Capital Investment	24.9	125.5